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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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FORM SD

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SPECIALIZED DISCLOSURE REPORT

Kinder Morgan Energy Partners, L.P.
(Exact name of registrant as specified in its charter)

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Delaware	1-11234	76-0380342
(State or other jurisdiction of incorporation or organization)	Commission File Number	(I.R.S. Employer Identification No.)
1001 Louisiana Street, Suite 1000, Houston, Texas 77002
(Address of principal executive offices)

David R. DeVeau
(713) 369-9000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

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Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Item 1.01	CONFLICT MINERALS DISCLOSURE AND REPORT

Definitions

Unless the context otherwise requires, references to “we,” “us,” “our,” or “KMP” mean Kinder Morgan Energy Partners, L.P., our majority-owned and controlled subsidiaries, and our operating limited partnerships and their majority-owned and controlled subsidiaries.

Conflict minerals:	Cassiterite, columbite-tantalite (coltan), gold, woflramite or their derivatives, which are limited to tantalum, tin, and tungsten
Conflict minerals rules:	The final conflict minerals reporting rules adopted by the SEC in accordance with Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010
DRC:	the Democratic Republic of Congo and adjoining countries
OECD:	Organization for Economic Cooperation and Development
EICC-GeSI:	the Electronic Industry Citizenship Coalition (EICC) and Global e-Sustainability Initiative (GeSI) Conflict Free Sourcing Initiative
RCOI:	Reasonable country of origin inquiry

Businesses Potentially Subject to the Rules

We are a leading pipeline transportation and energy storage company in North America. We own an interest in or operate approximately 52,000 miles of pipelines and 180 terminals, and conduct our business through five reportable business segments. Our pipelines transport natural gas, refined petroleum products, crude oil, condensate, CO2 and other products, and our terminals store petroleum products, ethanol and chemicals, and handle such products as coal, petroleum coke and steel. We are also the leading producer and transporter of CO2 for enhanced oil recovery projects in North America.

Approximately 99.7% of our revenue for 2013 was generated by businesses other than manufacturing; however, two of our wholly owned subsidiaries manufactured or contracted to manufacture products for sale to customers during the year and therefore could be subject to the conflict minerals rules.

Due Diligence Framework and Resources

To comply with the conflict minerals rules, we conducted due diligence with respect to our manufacturing operations using the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas as a framework. In addition, we used the EICC-GeSI conflict minerals reporting template, which includes standard supply chain survey and information tracking methods to (i) determine if our manufactured products contain conflict minerals necessary to their functionality or production, (ii) perform a RCOI and (iii) assess whether our supply chain adheres to due diligence measures put forward by the OECD.

Our due diligence process is described in the Conflict Minerals Report included as Exhibit 1.01 to this Form SD.

Conflict Minerals Disclosures

A copy of this Form SD and the attached Conflict Minerals Report in accordance with Rule 12b-12 (17 CFR 240.12b-12) may be found on our website at:

http://www.kindermorgan.com/public_awareness/additionalinformation/2013_Conflict_Minerals_Report.pdf

Item 1.02    EXHIBIT

A copy of the 2013 KMP Conflict Minerals Report is included as Exhibit 1.01 to this Form SD.

Section 2 – EXHIBITS

Item 2.01    EXHIBITS

Exhibit 1.01 – 2013 KMP Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURE

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KINDER MORGAN ENERGY PARTNERS, L.P.
Registrant (a Delaware Limited Partnership)

By: KINDER MORGAN G.P., INC.,
Its sole General Partner

By: KINDER MORGAN MANAGEMENT, LLC,
the Delegate of Kinder Morgan G.P., Inc.

By: /s/ Kimberly A. Dang
Dated: June 2, 2014	Kimberly A. Dang, Vice President and Chief Financial Officer (principal financial and accounting officer)